

January 11, 2008

By facsimile to (212) 451-2222 and U.S. Mail

Mr. Glen M. Kassan
Chief Executive Officer
WHX Corporation
1133 Westchester Avenue
White Plains, NY 10604

Re: WHX Corporation
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed December 21, 2007
        File No. 333-146803

Dear Mr. Kassan:

        We reviewed the filing and have the comments below.

Subscription Price, page 38

1.   We note your response to prior comment 6. We may have further comment when you
        finalize the pricing information for the rights offering.

Note 8 – Inventories, page F-98

2.   Regarding the LIFO liquidation issue, we assume that the basis for gain deferral was your
        expectation that inventory would be restored by year end. If true, please disclose this fact
        in MD&A and the basis for that expectation. Also, please disclose your assertion that
        any LIFO liquidation gain would be recognized at year end. Tell us whether your
        December 31, 2007 silver inventory quantity is materially different from that at
        December 31, 2006 and what amount you expect to record as the LIFO gain. Lastly, we
        note your statement on page 55 that gross profit for the nine months ended September 30,
        2006 included a $4.1 million favorable effect from the liquidation of precious metal
        inventories valued at LIFO cost. As such, tell us why this gain was not similarly
        deferred.

Closing

       File an amendment to the S-1 in response to the comments. To expedite our review, WHX may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If WHX thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

       We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since WHX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

       If WHX requests acceleration of the registration statement's effectiveness, WHX should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve WHX from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- WHX may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

       The Commission's Division of Enforcement has access to all information that WHX provides us in our review of the registration statement or in response to our comments on the registration statement.

       We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Special Counsel, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steve Wolosky, Esq.
       Adam W. Finerman, Esq.
       Olshan Grundman Frome Rosenzweig & Wolosky LLP
       65 East 55th Street
       New York, NY 10022-1106

       Michael Reiner, Esq.
       Breslow & Walker LLP
       100 Jericho Quadrangle, Suite 230
       Jericho, NY 11753